OSISKO GOLD ROYALTIES REPORTS THIRD QUARTER 2016 RESULTS

Record Gold Ounces and Revenues

$15 Million in Cash Flows from Operating Activities

Declares Ninth Consecutive Quarterly Dividend of $0.04/share

(Montreal, November 9, 2016) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) reports today third quarter net earnings of $17.7 million ($0.17 per basic share).

Third Quarter 2016 Highlights

  Record 9,902 gold ounces earned, a 20% increase compared to Q3 2015;
  Record revenues of $17.6 million, a 50% increase compared to Q3 2015;
  Net cash flows from operating activities of $15.0 million;
  Net earnings of $17.7 million, $0.17 per basic and diluted share;
  Cash and cash equivalents of $392.7 million as at September 30, 2016;
  Began trading on the New York Stock Exchange under the ticker “OR”, on July 6, 2016;
  Announced an exploration earn-in agreement with Osisko Mining Inc. to streamline its operations;
  Declaration of ninth quarterly dividend of $0.04/share; and
  On October 17, 2016, announced the Toronto Stock Exchange (“TSX”) approval for a Normal Course Issuer Bid to acquire up to 5.3 million common shares.

Sean Roosen, Chair and Chief Executive Officer, commenting on the third quarter results:

“Our team continues to focus on increasing its exposure to cash-flowing assets to complement our flagship gold royalties on the Canadian Malartic and Éléonore mines. We are also supporting the development of large projects held by associated companies with the expectation that our investment will provide our shareholders with solid returns through increased portfolio value and cash flows from streams and royalties on these assets. During the quarter, we continued to focus on activities in the royalty/streaming sector as we negotiated an earn-in agreement for our exploration properties in the James Bay and Labrador Trough areas. Our efforts in streamlining our operations should increase cash flows in the near-term.”

Third Quarter 2016 Results

Revenues increased in the third quarter of 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased by 629 ounces or 8% (sales decreased by 178 ounces in comparison to Q3 2015), but the decrease from the Canadian Malartic mine was more than offset by the gold royalties earned from the Éléonore, Island Gold and Vezza net smelter return (“NSR”) royalties. The Company earned and sold 1,570 ounces of gold from the Éléonore mine compared to nil in the third quarter of 2015. The Company received and sold 430 ounces of gold from its Island Gold mine NSR royalty and 267 ounces of gold from its Vezza NSR royalty in the third quarter of 2016 compared to nil in the third quarter of 2015. These royalties were acquired in the fourth quarter of 2015. The average selling price of gold in Canadian dollars was also higher in the third quarter of 2016 at $1,743 compared to $1,485 in the third quarter of 2015.

In the third quarter of 2016, operating income amounted to $10.4 million compared to $7.1 million in the third quarter of 2015. The increase in net operating income in the third quarter of 2016 is mainly the result of higher revenues generated from the sale of gold and silver and lower business development expenses, partially offset by the depletion of royalty interests and higher general and administrative (“G&A”) expenses. The increase in G&A expenses is mainly due to higher legal costs and costs related to the listing on the NYSE, partially offset by lower share-based compensation expenses. The decrease in the closing share price between the second and third quarter of 2016 (from $16.89 to $14.36) generated a lower share-based compensation expense on the deferred share units and the restricted share units in the third quarter of 2016. The decrease in business development expenses is mainly the result of lower share-based compensation.

The increase in net earnings in the third quarter of 2016 is mainly the result of the increase in operating income and net gain on investments of $10.0 million (compared to a net loss on investments of $0.9 million in the third quarter of 2015), partially offset by a decrease in the foreign exchange gain, a higher share of loss of associates, higher finance costs and an increase in deferred income tax expense.

Net cash flows provided by operating activities before change in working capital items increased in the third quarter of 2016 mainly as a result of higher revenues when compared to the same period in 2015.

Focusing on the Royalty and Streaming Business

On October 5, 2016, Osisko announced the closing of its earn-in agreement transaction with Osisko Mining Inc. (“Osisko Mining”). Under the terms of the agreement, Osisko Mining may earn a 100% interest in Osisko’s in 28 exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough (the “Properties”) upon completing expenditures of $32.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $19.2 million over a 4-year period. These Properties were acquired as part of the Virginia transaction in 2015.

Osisko will retain an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Properties. Additionally, new properties acquired by Osisko Mining in the designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties.

As part of the transaction, Osisko’s Québec based exploration team and Québec office lease were transferred to Osisko Mining. The transaction in respect of the Properties is subject to third parties’ approval, as applicable.

Following this transaction, the Company expects an annual reduction of approximately $3.0 million on its exploration and evaluation expenditures, which were capitalized in exploration and evaluation assets in accordance with the Company’s accounting policy, and $4.0 million to $5.0 million on its expenses on the statement of income.

The Company will continue to review its strategic alternatives in respect to its Guerrero exploration properties and the Coulon project.

Royalty Interests

The following table details the ounces of gold and silver earned from Osisko’s producing royalty interests:

Royalties earned (in ounces)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Gold

Canadian Malartic	7,635	8,264	21,999	22,136
Éléonore	1,570	-	5,225	-
Island Gold	430	-	1,081	-
Vezza	267	-	488	-
	9,902	8,264	28,793	22,136

Silver

Canadian Malartic	9,153	7,780	25,129	22,744
Vezza	81	-	81	-
	9,234	7,780	25,210	22,744

In addition to the in-kind royalties, the Company also earned cash royalties of $0.1 million in the third quarter of 2016 and $0.3 million for the first nine months of 2016 (compared to nil in the corresponding periods of 2015), and dividend income from its investment in Labrador Iron Ore Royalty Company (“LIORC”) of $1.6 million in the third quarter of 2016 and $4.7 million for the first nine months of 2016 (compared respectively to $1.6 million and $4.3 million for 2015).

Canadian Malartic

Osisko owns a 5% NSR royalty interest in the Canadian Malartic mine, which is owned and operated by Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”), (together referred to as the “Partners”).

For the third quarter of 2016, the Partners indicated that production at the Canadian Malartic mine was 152,855 ounces of gold compared to 153,206 ounces of gold for the third quarter of 2015. In the first nine months of 2016, production at the Canadian Malartic mine was 445,086 ounces of gold compared to 425,874 ounces of gold in the corresponding period of 2015.

During the third quarter of 2016, the Partners indicated that the Canadian Malartic mill processed an average of 53,989 tonnes per day (“tpd”), compared to an average of 53,703 tpd in the corresponding period of 2015. For the first nine months of 2016, the Canadian Malartic mill processed an average of 53,928 tpd compared to an average of 52,139 tpd in the corresponding period of 2015.

Annual production forecast

In February 2016, the Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018. The Partners indicated that the 2016 guidance has been slightly reduced as throughput levels are forecast to be approximately 53,000 tpd.

Pit extension

The Partners indicated that following the Québec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016. The report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability. The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques to review the report and present his decision to Cabinet for approval. No date for the approval has been set, but the Partners anticipate that this may occur in the first half of 2017. Osisko expects that the Canadian Malartic extension would provide access to higher grade ore and would add more than 2.0 million ounces of gold over the life of the Canadian Malartic mine.

Odyssey zones

The Odyssey zones lie on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. The Odyssey prospect is composed of multiple mineralized bodies grouped into two elongated zones — the Odyssey North and Odyssey South zones — that strike east-southeast and dip steeply south. Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres. Odyssey South currently has a strike length of 0.5 kilometre and has been located between approximately 200 and 550 metres below surface.

The Partners indicated that in the third quarter of 2016, a total of 56 drill holes (40,019 metres) were completed at Odyssey, bringing the year-to-date total to 113 holes (89,774 metres). Drilling will continue through year-end, at which time an inferred mineral resource for the Odyssey North deposit is expected in early 2017.

The Partners have increased the 2016 exploration budget on Odyssey to 95,000 metres of drilling for a total budget of $13.5 million.

Osisko holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone.

For more information, please refer to the press releases of Agnico Eagle and Yamana filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Éléonore

Osisko owns a 2.0 – 3.5% NSR sliding-scale royalty interest in the Éléonore mine, which is operated by Goldcorp Inc. (“Goldcorp”).

Goldcorp indicated that third quarter gold production totaled 68,000 ounces compared to 87,000 ounces in the third quarter of 2015. Gold production decreased compared to the third quarter of 2015 as a result of lower tonnes and lower grades. Lower tonnage milled in the third quarter of 2016 (458,000 tonnes compared to 536,000 tonnes in the third quarter of 2015) was the result of mill feed consisting of only mine material while the comparative period in 2015 included significant feed from surface stockpiles. The lower grade for the third quarter of 2016 (5.22 g/t Au compared to 5.78 g/t Au in the third quarter of 2015) was consistent with the mine plan.

Goldcorp indicated that gold production for the nine months ended September 30, 2016 reached 209,000 ounces compared to 163,000 ounces for the nine months ended September 30, 2015 as Éléonore continues to ramp up production and productivity improvements are realized. A total of 1,289,000 tonnes were milled in the first nine months of 2016 compared to 1,190,000 tonnes in the corresponding period of 2015. Average mill grade for the first nine months of 2016 were 5.48 g/t Au compared to 5.19 g/t Au for the first nine months of 2015.

Goldcorp indicated that at the end of the third quarter of 2016, the production shaft construction, including the ore handling system on the 690 metre level, was completed and commissioned and hoisting commenced in early October 2016. Increased production levels, development efficiencies and reduced operating costs are anticipated as a result of the production shaft completion.

Goldcorp indicated that mine production for the nine months ended September 30, 2016 was in line with the planned annual average of between 4,700 to 5,000 tpd of ore from four production horizons. With the completion of the production shaft, the mine will continue to ramp up ore production in line with the mine plan as a further two production horizons are brought on line by 2018. The production ramp-up to 7,000 tpd is expected to be completed in the first half of 2018.

Annual production forecast

In February 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces for 2016.

Exploration and evaluation

Goldcorp indicated that the focus of exploration at Éléonore since the acquisition of the project has been on the extensions of known mineralization, which has now been traced to a vertical depth of 1,500 metres and is still open down plunge. Mine exploration continues to test opportunities within the mine footprint, utilizing the increased understanding of orebody geometry gained during the first years of mining. In addition, three priority exploration areas have been defined within a 10 kilometre radius of the current mine. A north-east south-west glacial float train contains visibly mineralized boulders, several of which have returned anomalous high grade gold from grab samples. Ground geophysics is underway to provide better definition of the possible bedrock source, and to site future trenches and/or scout drill holes, planned for first quarter of 2017. The Old Camp and Mayappo targets represent a style of diorite-hosted gold-copper mineralization similar to that exploited at the Troilus open pit mine. Locally significant values of gold have been returned by bedrock grab samples at both sites and at the Old Camp continuity of alteration and mineralization is reported in historical mapping and trenching data. The information from these targets is being reviewed and reinterpreted to guide a field program in 2017.

Reserves and resources

Goldcorp published in October 2016 updated mineral reserve and resource estimates as at June 30, 2016 for the Éléonore mine. Proven and probable gold mineral reserves totaled 4.57 million ounces as of June 30, 2016, compared to 5.35 million ounces as of December 31, 2015. The decrease was primarily due to depletion and reserve ounces from 2015 being reclassified into resources. During the year, efforts were focused on increasing drill density and optimizing the mine plan and stope design. The additional information has allowed Éléonore to design smaller, higher grade stopes, although faster sequencing and additional ore development will be required. The updated mine plan associated with the June 30, 2016 reserves is expected to provide lower dilution, and higher grade feed, and increase average annual production compared to the previous reserve mine plan. Further drilling and mine design updates will concentrate on converting the resources back into reserves. Osisko expects the updated mine plan to increase royalties in the short-term as the updated mine plan would accelerate the gold production.

The reserve and resources estimate at June 30, 2016 is presented in the table below:

Reserve and resource estimates

Category	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves Measured and Indicated	23.44	6.07	4.57
Resources(1)	5.14	5.66	0.93
Inferred Resources	9.73	7.52	2.35

(1) Excludes proven & probable reserves.

For more information, refer to the press releases of Goldcorp and the Management Discussion and Analysis for the year ended December 31, 2015 and for the three and nine months ended September 30, 2016, all filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Island Gold

Osisko owns a 1.7% - 2.55% NSR royalty on the Island Gold mine, which is operated by Richmont Mines Inc. (“Richmont Mines”).

Richmont Mines reported that Island Gold produced 14,031 ounces of gold during the third quarter, inline with the plan, as slower production was forecasted due to required downtime related to the scheduled mine and mill electrical upgrade. The mine and mill electrical upgrade would support the potential production growth scenarios that are currently under review. During the third quarter, the mine reported higher than the planned mill head grade of 7.70 g/t Au. Richmont Mines also reported that underground productivity averaged 890 tpd in the third quarter, excluding 16 days of downtime related to the electrical upgrade, and mill processing averaged 878 tpd, excluding 25 days of downtime related to the electrical upgrade. Richmont Mines expects to deliver improved performance and higher grades during the fourth quarter as it begins to develop in ore in the higher-grade third mining horizon.

Richmont Mines indicated that gold production for the nine months ended September 30, 2016 reached 59,237 ounces.

Annual production forecast

On September 12, 2016, Richmont Mines indicated that the 2016 production guidance for the Island Gold mine was increased to between 75,000 to 80,000 ounces of gold from the original guidance of between 62,000 to 67,000 ounces of gold as a result of strong performance during the first six months of the year and following the completion of a 25-day shutdown for an electrical upgrade in August 2016. On October 13, 2016, Richmont Mines reported to remain on track to meet, or exceed, revised guidance for the year for the Island Gold mine.

Expansion Preliminary Economic Assessment Underway

On November 1st 2016, Richmont Mines provided a status update on its advancement of an expansion case preliminary economic assessment (“PEA”) for the Island Gold mine. The PEA is expected to be released in the first half of 2017 and will incorporate the company’s 2016 year-end resource estimates and will consider a potential ore mining and mill processing rate increase to 1,100 tpd beginning in 2018, with minimal capital investment required. For the purposes of this Expansion Case PEA, only the most contiguous portion of the resources located between the 450 metre and 1,000 metre levels will be incorporated.

Exploration and evaluation

On July 7, 2016, Richmont Mines announced that based on the positive results reported from the Phase 1 exploration drilling program, a strategic Phase 2 exploration drilling program has been launched at the Island Gold mine. Richmont Mines indicated that the Phase 1 exploration drilling program that commenced in September 2015 has met its objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

On September 12, 2016, Richmont Mines announced an increase in the exploration expenditure guidance estimates for 2016 to $16.0 million from $14.4 million, which includes an additional 22,000 metres of drilling that will focus on defining new resources in the fourth mining horizon located between the 860 and 1,000 metre levels, which could be incorporated into the short to medium term mine plan.

For more information, refer to the press releases of Richmont Mines filed on SEDAR (www.sedar.com).

Lamaque Project

Osisko holds a 1.7% royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”).

On July 27, 2016, Integra announced that it has awarded the contract to construct the Triangle Deposit exploration ramp on the Lamaque-South Gold Project in Val-d'Or, Québec. Integra indicated that the objective of the underground exploration program is to conduct close-spaced drilling from within the upper portions of the Triangle Deposit (C1 and C2 zones) as well as exploration drilling in order to continue growing the resource base. The proposed underground exploration program will also include a bulk sample of more than 20,000 tonnes of gold mineralized rock required for the purposes of reconciling gold content versus resource estimates as well as to allow for detailed metallurgical test work to be conducted. Integra indicated that work is estimated to take between 12 months and 15 months. The company is fully funded to see this work through to completion and all necessary permits are currently in place.

On October 13, 2016, Integra announced additional assay results from its 2016 drill program on the Triangle Deposit and indicated that the results continue to support gold zone continuity with infill drilling generally intersecting significantly higher grades and wider intervals than anticipate.

On August 3, 2016, Integra announced the initiation of a 2,000 metre pilot hole on its Lamaque Deep target, situated on the Lamaque property. Once the pilot hole has been completed (estimated completion in the fourth quarter of 2016), the target will be tested with a minimum of 15 wedged holes originating from the pilot hole at various intervals. The Company is anticipating the entire program including wedges will total 10,000 metres of drilling.

For more information, refer to the press releases of Integra filed on SEDAR (www.sedar.com).

Cariboo Gold Project

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project, which is owned by Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, and located in British Columbia, Canada.

The Cariboo Gold Project consists of 2,119 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 4.5 million ounces. Barkerville is carrying out a 20,000 metre drilling program at Island Mountain and has made applications to amend current mining permits to allow the resumption of mining in early 2017.

Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

For more information, refer to the press releases of Barkerville filed on SEDAR (www.sedar.com).

Hermosa Project

The Company acquired a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”) for $10.0 million. The Hermosa Project is located in Santa Cruz County, Arizona.

On October 31, 2016, Arizona Mining released a mineral resource update for the Taylor deposit located on its 100%-owned Hermosa Project. The Taylor deposit now comprises 31.1 million tonnes in the Indicated Mineral Resource category grading 10.9% zinc equivalent ("ZnEq") plus 82.7 million tonnes of Inferred Mineral Resource grading 11.1% ZnEq, both reported in accordance with NI 43-101 guidelines utilizing a 4% ZnEq cutoff grade. The Taylor Deposit remains open to the north, west and south over land controlled by Arizona Mining and drilling has commenced to test the limits of the resource. Arizona Mining completed metallurgical test work on drill core from the Taylor Deposit that projects overall recoveries of 92.9% Pb; 85.5% Zn and 91% Ag using industry standard froth flotation processing technology.

For more information on resources, refer to the press releases of Arizona Mining filed on SEDAR (www.sedar.com).

Horne 5 Project

The Company has provided a $10.0 million loan to Falco Resources Ltd. (“Falco”) with an 18 month maturity and bearing interest at 7%. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement") whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

On September 6, 2016, Falco announced that it has retained full ownership of the Horne 5 Project as Glencore Canada Corporation has elected not to exercise its back-in right. Glencore Canada Corporation retains a 2% NSR royalty on all metals produced and has rights of first refusal with respect to purchase or toll process all or any portion of the concentrates and other mineral products.

On October 3, 2016, Falco reported an updated mineral resource estimate for its wholly-owned Horne 5 Project. The updated resource estimate now includes and combines the newly assembled historical underground channel sample database, new economic parameters as per Falco's recently published PEA, including lowering of the NSR cut-off, additional 2016 drilling results and revised commodity pricing assumptions. New measured, indicated and inferred resources have been updated for the Horne 5 Deposit, which now contains 6 high grade zones. Falco reported that this updated resource estimate increases gold equivalent measured and indicated resources by 32%.

At a $55/tonne NSR cut-off, Horne 5 is now estimated to host:

  A measured resource of 736,000 gold equivalent ounces ("oz AuEq"), including 475,410 oz Au contained in 9.4 million tonnes averaging 2.45 g/t AuEq (1.58 g/t Au; 16.33 g/t Ag; 0.18% Cu; 0.81% Zn);

  An indicated resource of 6,336,000 oz AuEq, including 4,088,383 oz Au contained in 81.7 million tonnes averaging 2.41 g/t AuEq (1.56 g/t Au; 14.19 g/t Ag; 0.18% Cu; 0.86% Zn);

  An inferred resource of 1,710,000 oz AuEq, including 1,053,061 oz Au contained in 22.3 million tonnes averaging 2.39 g/t AuEq (1.47 g/t Au; 22.98 g/t Ag; 0.2% Cu; 0.68% Zn).

  The measured and indicated resources represents 81% of the total resources in AuEq content (oz) and the measured resources represent 10% of the measured & indicated resources in AuEq content (oz).

A 43-101 technical report was filed on SEDAR on November 7 2016. Falco also reported that the company plans to drill 20,000 metres at the Horne 5 West and Quemont Extension exploration targets in 2016.

On November 2nd, 2016, Falco announced an upsized bought deal offering of $32.5 million and concurrent private placement for up to an additional $25.0 million with strategic investors. Osisko will acquire up to $3.0 million in flow-through shares as part of the bought deal transactions.

For more information, refer to the press releases of Falco filed on SEDAR (www.sedar.com). For more information on the PEA, refer to the NI 43-101 Technical Report of Falco titled Preliminary Economic Assessment of the Horne 5 Project dated April 28, 2016 and filed on SEDAR.

Windfall Project

The Company holds a 1.5% NSR royalty on the Windfall property owned by Osisko Mining.

On October 5, 2016, Osisko exercised its option to acquire a 1% NSR royalty on the Windfall property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall. Therefore, the royalty on the Windfall property increased to a total of 1.5% .

In April 2016, Osisko Mining indicated that, at Windfall, a 55,000 metre drill program commenced in October 2015. This program was subsequently increased to 100,000 meters in June and to 150,000 meters in September 2016. On September 19, 2016, Osisko Mining indicated that in recent weeks, the corporate and exploration focus has turned solidly to the Windfall project. The exploration team is having increasing success at intersecting new extensions of the currently known zones, and have also successfully begun to define new parallel mineralized zones like the previously announced Wolf Zone within the primary mineralized corridors. Osisko Mining reported that all indications at this point are leading to believe that Osisko Mining will continue to expand the main deposit as they advance drilling, particularly to the east-north-east and at depth.

For more information, refer to the press releases of Osisko Mining filed on SEDAR (www.sedar.com).

Marban Project

Osisko is the holder of a 0.425% NSR royalty on the Marban gold project, owned by Osisko Mining, and is entitled to receive a payment of $4.25 million on a production decision.

Osisko Mining provided in June 2016 an updated resource estimate for its 100%-owned Marban gold project, located near the town of Malartic, Québec. This update is the result of 92,900 metres of infill drilling and historical core re-sampling executed since the last published resource estimates on the Marban and Norlartic deposits. The new estimate has produced an increase in the overall gold resource and an upgrading of the bulk of the resources to measured and indicated (“M&I”), pit-constrained categories.

Osisko Mining provided the following highlights for its updated resource estimate on Marban:

  In-pit M&I resource (total of both Marban and Norlartic) now stands at 1.48 million ounces of gold in 37.0 million tonnes at an undiluted grade of 1.24 g/t Au, with in-pit inferred resource adding 0.13 million ounces of gold in 3.6 million tonnes at an undiluted grade of 1.15 g/t Au. Pit-constrained resources are based on a Whittle-optimized pit shell using a gold price of US$1,250 per ounce and a calculated external lower cut-off of 0.4 g/t Au.

  At a higher cut-off grade of 1.0 g/t Au, the in-pit M&I resources stand at 1.04 million ounces of gold in 16.5 million tonnes at an undiluted grade of 1.97 g/t Au, representing 70% of the overall pit-constrained M&I ounces.

  The new global M&I mineral inventory currently stands at 1.83 million ounces of gold in 47.6 million tonnes with an average grade of 1.20 g/t Au and the global inferred mineral inventory stands at 0.41 million ounces of gold in 12.2 million tonnes at an average grade of 1.03 g/t Au (based on 0.40 g/t Au lower cut-off).

  Both Marban and Norlartic are open at depth and further drilling is planned to establish the potential for additional resources that may be mined by underground methods.

For more information, refer to the press releases of Osisko Mining filed on SEDAR (www.sedar.com).

Royalties - Summary of Producing and Advanced Non-producing

The following table describes the Company’s key royalty interests in producing and advanced-stage exploration projects:

Asset	Operator	Interest(1)	Commodities	Jurisdiction	Stage
Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production

Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production

Island Gold (2)	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production

Hewfran Block (2)	Metanor Resources	1.7% NSR royalty	Au	Québec	Production

Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production

Horne 5	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration

Lamaque(2)	Integra Gold	1.7% NSR royalty	Au	Québec	Exploration

Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration

Windfall	Osisko Mining	1.5% NSR Royalty	Au	Québec	Exploration

Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration

Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration

Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration

Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration

Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration

Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Exploration

Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

Copperwood	Highland Copper	3% NSR royalty (3)	Ag, Cu	Michigan, USA	Exploration

James Bay properties	Osisko Mining	1.5-3.5% NSR royalty (4)	Au, Ag	Québec	Exploration

James Bay properties	Osisko Mining	2.0 NSR royalty (4)	Other than Au, Ag	Québec	Exploration

Options on royalties - Summary of Advanced Non-producing

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration

(1)	In 2015, the Company acquired a portfolio of 28 Canadian royalties held by Teck Resources Limited (“Teck”). for a cash consideration of $24.2 million.
(2)	After the sale of a 15% interest in the royalties acquired from Teck to Caisse de dépôt et placement du Québec.
(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining where Osisko Mining may earn a 100% interest in Osisko’s 28 exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper- zinc project and four other exploration properties) upon completing expenditures of $32.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $19.2 million over a 4-year period. Osisko will retain an excalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. The transaction in respect of the properties is subject to third parties’ approval, as applicable.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

Osisko Mining Inc.

As at September 30, 2016, Osisko holds an interest of 13.9% in Osisko Mining.

In July 2016, Osisko Mining completed a $25.0 million private placement of flow-through shares and in September 2016, Osisko Mining completed a $32.3 million private placement of common shares.

For more information, please refer to the press releases of Osisko Mining and Osisko Mining’s profile on SEDAR (www.sedar.com).

Labrador Iron Ore Royalty Corporation

Osisko holds a 9.8% interest in the shares of LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

  A 7% gross royalty on the IOC iron ore operations;
  A $0.10 per tonne marketing fee on all products sold by IOC; and
  A 15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine, located in the Newfoundland and Labrador Province in Canada, has been producing and processing iron ore concentrate and pellets since 1954.

On August 4, 2016, LIORC indicated that the outlook for the balance of the year looks promising as IOC still expects to produce close to 21 million tonnes of concentrate using 11 million tonnes to produce 10 million tonnes of pellets leaving approximately 10 million tonnes of concentrate for sale. IOC expects to be able to sell all the pellets and concentrate it can produce. Pricing of iron ore and especially the premium for pellets is currently quite firm following the lows reached at the end of last year. While there are mixed predictions of the direction prices will follow, the sentiment in the market seems to have improved. With expected increased production of concentrate and if prices remain at current levels and the Canadian dollar does not materially strengthen against the U.S. dollar, the results for the balance of the year should be positive as per LIORC.

LIORC historically has distributed its income, net of its limited operating expenses, to shareholders. The Company acquired its interest in LIORC for $105.7 million and has received to date $10.5 million in dividends, including $6.3 million in 2016 ($4.7 million for the first nine months).

For more information, refer to the press releases of LIORC filed on SEDAR (www.sedar.com) and the press releases of Rio Tinto and LIORC available on their web sites (www.riotinto.com and www.labradorironore.com).

Financial Position

As at September 30, 2016, the Company’s cash and cash equivalents amounted to $392.7 million compared to $258.5 million as at December 31, 2015.

Furthermore, the Company has access to up to $200.0 million in cash under its revolving credit facility to acquire royalties and metal revenue streams.

Quarterly Dividend

On November 9, 2016, the Board of Directors has declared the ninth quarterly dividend of $0.04 per common share payable on January 16, 2017 to shareholders of record as of the close of business on December 31, 2016.

The Company has implemented a Dividend Reinvestment Plan (“DRIP”) that allows Canadian shareholders to reinvest their cash dividends into additional common shares. The Company will issue the additional common shares from treasury at a 3 % discount to the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

New York Stock Exchange Listing

On July 6, 2016, Osisko Gold Royalties’ common shares began trading on the New York Stock Exchange (“NYSE”) under the symbol “OR”. Osisko continues to be listed on the TSX under the symbol “OR”.

The addition of a US listing provides Osisko’s existing US shareholders with a greater ability to trade the Company’s shares and allows the Company to increase its shareholder base in the U.S.

Normal Course Issuer Bid

The Company continuously seeks out ways to support the value of its common shares in the market place.

On October 17, 2016, Osisko announced that the TSX has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

As of November 9, 2016, the Company has not purchased any common shares under the NCIB program.

Senior Management Changes

In August 2016, John Burzynski, Senior Vice President, New Business Development, and Robert Wares, Chief Geologist, resigned from the Company to concentrate their efforts on Osisko Mining. Mr. Burzynski will continue as a Director of the Company.

Mr. André Gaumond, Senior Vice President, Northern Development, has announced his retirement effective early November. The Company will continue to benefit from his relationships and knowledge as he will continue his participation on the Board of Directors. Mr Gaumond is the founder of Virginia Mines and one of the Company’s largest individual shareholders.

The Company is pleased to announce the appointment of Vincent Metcalfe and Frédéric Ruel as Vice President, Investor Relations and Vice President and Corporate Controller respectively. Both individuals have contributed to the development of Osisko Gold Royalties and will continue to actively participate in the growth of the Company.

Mr. Paul Archer, formerly Vice President, Northern Exploration, will now assume the role of Chief Geologist for the Company. Mr. Archer joined Osisko as part of the Virginia Mines transaction in February 2015 and was a member of the Éléonore discovery team.

Outlook

Osisko’s 2016 outlook on royalties is based on publicly available forecasts, in particular forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, forecasts for the Éléonore mine published by Goldcorp and forecasts for the Island Gold mine from Richmont Mines. For royalties earned on properties where no public information is available, Osisko obtains internal forecasts from the producers.

Attributable royalty production for 2016 is still estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties.

Following the farm-out agreement reached with Osisko Mining, the Company expects a significant reduction in its exploration and evaluation expenses starting October 1, 2016. Expenses for 2016 are now estimated at $7.8 million ($4.8 million net of estimated tax credits) compared originally to $10.3 million ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners. As of September 30, 2016, $7.4 million have been spent in exploration and evaluation activities (excluding the variation in accounts payable).

Q3 2016 Conference Call Information

Osisko will host a conference call on Thursday, November 10, 2016 at 11:00 am EST, where senior management will discuss the financial results and provide an update on the Company's activities.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00 pm EST on November 10, 2016 until 11:59 pm EST on November 17, 2016 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 5673354.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $393 million at September 30, 2016 and has distributed dividends to its shareholders during the past eight consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its portfolio of investments and the transaction with Osisko Mining, determination of strategic alternatives for the Guerrero and Coulon project, achievement of production and operation forecasts published by Osisko and by operators of properties in which Osisko holds a royalty or an interest, timeliness of delivery of the Cabinet’s decision with respect to the pit extension at Canadian Malartic, timeliness of full ramp-up by the operator and the realization of the anticipated benefits of the updated mine plan at Éléonore, conclusion of a Stream Agreement with Falco and successful results of planned and current exploration work conducted by by operators of properties in which Osisko holds a royalty or an interest, timely delivery of the PEA by Richmont Mines, timely and successful closing of Falco’s financing. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest ; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in wh ich Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the Commission’s Industry Guide 7 (“Guide 7”). This press release includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the Commission and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

For further information please contact, please contact Osisko Gold Royalties:

Joseph de la Plante	Vincent Metcalfe
Vice President, Corporate Development	Vice President, Investor Relations
Tel. (514) 940-0670	Tel. (514) 940-0670
jdelaplante@osiskogr.com	vmetcalfe@osiskogr.com

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2016	2015
	$	$

Assets

Current assets
Cash and cash equivalents	392,717	258,509
Short-term investments	100	200
Accounts receivable	9,002	6,244
Other assets	1,158	508
	402,977	265,461

Non-current assets
Investments in associates	73,783	44,011
Other investments	209,822	105,485
Royalty interests	492,596	449,439
Property and equipment	744	835
Exploration and evaluation	100,229	96,220
Goodwill	111,204	111,204
Deferred income taxes	7,657	8,778
	1,399,012	1,081,433

Liabilities

Current liabilities
Accounts payable and accrued liabilities	5,586	11,469
Dividends payable	4,264	3,783
Provisions and other liabilities	4,053	1,264
	13,903	16,516

Non-current liabilities
Long-term debt	45,552	-
Provisions and other liabilities	11,479	8,912
Deferred income taxes	127,344	118,766
	198,278	144,194

Equity
Share capital	908,764	745,007
Warrants	30,901	18,072
Contributed surplus	9,972	10,164
Equity component of convertible debenture	3,091	-
Accumulated other comprehensive income (loss)	9,360	(41,203)
Retained earnings	236,818	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,198,906	935,840
Non-controlling interests	1,828	1,399
Total equity	1,200,734	937,239
	1,399,012	1,081,433

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenues	17,570	11,724	48,968	32,604

Expenses
Depletion of royalty interests	(2,629)	-	(8,463)	-
General and administrative	(3,445)	(2,829)	(12,732)	(10,806)
Business development	(1,597)	(2,194)	(6,419)	(7,491)
Exploration and evaluation	(241)	(521)	(936)	(1,445)
Gain (loss) on disposal of exploration and evaluation assets	-	500	(312)	500
Cost recoveries from associates	763	405	2,166	838
Operating income	10,421	7,085	22,272	14,200
Interest income	932	987	2,249	3,308
Dividend income	1,572	1,560	4,716	4,295
Finance costs	(963)	(162)	(2,516)	(444)
Foreign exchange gain (loss)	1,909	5,245	(11,177)	6,653
Share of loss of associates	(1,334)	(504)	(3,730)	(2,271)
Other gains (losses), net	9,992	(931)	29,542	4,476
Earnings before income taxes	22,529	13,280	41,356	30,217
Income tax expense	(4,854)	(3,471)	(8,156)	(6,237)
Net earnings	17,675	9,809	33,200	23,980

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	17,757	9,872	33,433	24,135
Non-controlling interests	(82)	(63)	(233)	(155)

Net earnings per share
Basic	0.17	0.10	0.32	0.28
Diluted	0.17	0.10	0.32	0.28

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Operating activities
Net earnings	17,675	9,809	33,200	23,980
Adjustments for:
Share-based compensation	942	1,461	5,722	3,889
Accretion on note receivable	-	(363)	-	(1,077)
Depletion and amortization	2,698	44	8,647	120
Loss (gain) on disposal of exploration and evaluation assets	-	(500)	312	(500)
Share of loss of associates	1,334	504	3,730	2,271
Net gain on disposal of investments	-	(58)	(3,410)	(5,590)
Change in fair value of financial assets at fair value through profit and loss	(6,301)	151	(10,309)	236
Deferred income tax expense	4,854	3,471	8,156	6,237
Foreign exchange loss (gain)	(1,906)	(5,240)	11,170	(6,641)
Other	(3,292)	925	(14,759)	1,102
Net cash flows provided by operating activities before changes in non-cash working capital items	16,004	10,204	42,459	24,027
Changes in non-cash working capital items	(1,026)	2,390	(1,797)	(3,481)
Net cash flows provided by operating activities	14,978	12,594	40,662	20,546

Investing activities
Cash acquired – acquisition of Virginia	-	-	-	34,900
Net decrease in short-term investments	100	4,707	200	32,696
Acquisition of investments	(45,563)	(28,548)	(64,462)	(139,582)
Proceeds on disposal of investments	2,858	-	12,204	-
Acquisition of royalty interests	(750)	(5,000)	(50,250)	(6,000)
Proceeds on sale of royalty interests	-	-	3,630	-
Property and equipment	(13)	(2)	(93)	(143)
Exploration and evaluation	(2,533)	(2,352)	(7,617)	(5,909)
Net cash flows used in investing activities	(45,901)	(31,195)	(106,388)	(84,038)

Financing activities
Convertible debenture	-	-	50,000	-
Issuance of common shares and warrants	1,095	328	177,608	3,711
Investment from non-controlling interests	-	-	3,637	-
Issuance of special warrants	-	-	-	200,020
Issue expenses	(57)	(6)	(8,066)	(10,794)
Financing fees	-	-	(844)	-
Dividends paid	(3,795)	(2,830)	(11,231)	(7,166)
Net cash flows provided by (used in) financing activities	(2,757)	(2,508)	211,104	185,771
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(33,680)	(21,109)	145,378	122,279
Effects of exchange rate changes on cash and cash equivalents	1,906	5,240	(11,170)	6,641
Increase (decrease) in cash and cash equivalents	(31,774)	(15,869)	134,208	128,920
Cash and cash equivalents – beginning of period	424,491	319,960	258,509	175,171
Cash and cash equivalents – end of period	392,717	304,091	392,717	304,091